Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Intermex Holdings, Inc.

Miami, Florida

We hereby consent to the incorporation by reference in the Joint Proxy Statement/Prospectus constituting a part of this Registration Statement on Form S-4 of FinTech Acquisition Corp. II of our report dated March 26, 2018, relating to the consolidated balance sheets of Intermex Holdings, Inc. and Subsidiaries as of December 31, 2017 (Successor Company) and 2016 (Predecessor Company), and the related consolidated statements of operations and comprehensive (loss) income, changes in stockholder’s equity and cash flows for the periods February 1, 2017 through December 31, 2017 (successor period) and January 1, 2017 through January 31, 2017 and years ended December 31, 2016 and 2015 (collectively, the predecessor periods).

We also consent to the reference to us under the caption “Experts” in the Joint Proxy Statement/Prospectus.

/s/ BDO USA, LLP

Miami, Florida

June 15, 2018